                                                                      EXHIBIT 11


                  COMPUTATION OF NET INCOME PER COMMON SHARE
                                  ___________




                                        For the years ended December 31
                                        -------------------------------
                                        1995         1994          1993
                                        ----         ----          ----
Income from continuing operations   $ 1,507,744  $ 1,969,151  $ 1,765,251
Loss from discontinued operations    (4,033,768)  (1,699,844)  (5,942,921)
                                    -----------  -----------  -----------

  Net (loss) income for primary
     earnings per share             $(2,526,024) $   269,307  $(4,177,670)
                                    ===========  ===========  ===========


Weighted average shares outstanding   9,173,156    8,803,979    8,668,308
Common stock equivalents (net of
 common stock deemed reacquired)
 based on average market price          552,074      351,252      380,587
                                     ----------   ----------   ----------

    Total equivalent shares for
         primary computation          9,725,230    9,155,231    9,048,895
                                     ==========   ==========   ==========
Per share amounts:
  Primary:
    Income from continuing operations    $  .16       $  .22       $  .20
                                         ======       ======       ======
    Loss from discontinued operations    $ (.42)      $ (.19)      $ (.66)
                                         ======       ======       ======
    Net (loss) income                    $ (.26)      $  .03       $ (.46)
                                         ======       ======       ======

   Fully diluted earnings per share have been omitted as they approximate primary earnings per share.